Via Facsimile and U.S. Mail
Mail Stop 4720

March 1, 2010

Charles A. Reinhart III
Chief Financial Officer
PharmAthene, Inc.
One Park Place,
Suite 450
Annapolis, MD

>   **Re: PharmAthene, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Form 10-Q for the Period Ended September 30, 2009**
>   **File No. 001-32587**

Dear Mr. Reinhart:

We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief